Financial Report Grupo Financiero Galicia S.A. 20234th. quarter

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Grupo Galicia

Grupo Financiero Galicia

Buenos Aires, Argentina, March 4, 2024, Grupo Financiero Galicia S.A. ("Grupo Galicia" o "GFG", BYMA/NASDAQ: GGAL), announced its financial results for the fourth quarter and for the year, ended on December 31, 2023.

This report is a summary analysis of Grupo Galicia's financial condition and results of operations as of and for the periods indicated above. For a correct interpretation, this report must be read in conjunction with GFG's financial statements, as well as with all other information periodically filed with the National Securities Commission (www.cnv.gob.ar), BYMA (www.byma.com.ar) and the Nasdaq (www.nasdaq.com).

Readers of this report must note that this is a free translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

Diego Rivas
Chief Financial Officer

Pablo Firvida
Investor Relations Officer

> The information in this report was adjusted and restated to constant currency, in accordance with IAS 29 "Financial Information in Hyperinflationary Economies" except otherwise noted.

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March 05, 2024
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Grupo Galicia Galicia Naranja X Galicia Seguros Fondos Fima Relevant information ESG Regulatory changes Glossary

Grupo Galicia

Grupo Galicia includes Banco de Galicia y Buenos Aires S.A.U. (Galicia), Tarjetas Regionales S.A. (Naranja X), Sudamericana Holding S.A. (Galicia Seguros), Galicia Asset Management S.A.U. (Fondos Fima), IGAM LLC (Inviu), Galicia Securities S.A.U., Agri Tech Investments LLC (Nera), Galicia Investments LLC and Galicia Ventures LP.

It is one of the main financial services holding companies in the country. It provides savings, credit and investment opportunities to people and companies, and its board of directors has a high commitment in customer experience and sustainable development.

Financial Report

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Ps.336,232 million Net income for the year +110% vs. 2022 Net profit per share Ps.58.96 Capital Ratio 23.74% ROE 17.39% +861 bp vs. 2022 Efficiency 60.37% -1,383 bp vs. 2022 Employees 9,489 Branches and other points of sale 441 Deposits accounts Galicia In thousands 11,177 Credit cards In thousands 13,098 4 Ps.86,946 million Net income for the quarter +25% vs. 4Q 2022 ROE 17.02% +220 bp vs. 4Q 2022 Efficiency 53.20% -973 bp vs. 4Q 2022 Highlights Nera Grupo Galicia launched Nera, a digital ecosystem with entrepreneurial spirit for those who want to have within easy reach all payment and financing alternatives for the agricultural sector, connecting suppliers and producers who want to grow in an agile and safe way.

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima (1) Galicia consolidated with Naranja X. Selected ratios Percentages 2023 2023 2022 Variation (bp) 4Q 3Q 4Q vs. 3Q23 vs. 4Q22 ROA 3.49 3.36 2.89 13 60 ROE 17.02 17.03 14.82 (1) 220 Financial Margin 65.27 34.39 22.81 3,089 4,246 Efficiency ratio 53.20 68.86 62.92 (1,566) (973) Capital ratio (1) 23.74 24.53 24.68 (79) (94) NPL Ratio 2.45 2.75 2.63 (30) (18) Allowance for loan losses / Private-sector financing 3.67 3.63 4.96 4 (129) Coverage 149.35 131.62 188.44 1,772 (3,909) Non-accrual portfolio with guarantees to non-accrual portfolio 4.74 4.66 4.29 8 45 Cost of risk 6.51 4.12 5.08 239 143 5 Selected financial information

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the fiscal year

Net income attributable to GFG for the fiscal year 2023 amounted to Ps.336,245 million, which represented a 3.38% return on average assets and a 17.39% return on average shareholder's equity.

Said result is mainly due to profits from its interest in Galicia (Ps.282,773 million), in Fondos Fima (Ps.24,701 million), in Naranja X (Ps.13,726 million), and in Galicia Seguros (Ps.8,392 million).


Results from Equity Investments
Galicia
282,773
138,964
Naranja X
13,726
6,294
Galicia Seguros
8,392
5,456
Fondos Fima
24,701
19,074
2023
2022

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Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Income Statement In millions of pesos, except otherwise noted 2023 2022 Variation 12M 12M (%) Net interest income 1,727,686 470,992 267 Net fee income 471,430 422,076 12 Net results from financial instruments 315,896 1,071,507 (71) Gold and foreign currency quotation differences 612,575 62,668 877 Other operating income 378,738 227,324 67 Underwriting income from insurance business 6,895 42,635 (84) Loan loss provisions (186,666) (161,399) 16 Net operating income 3,326,554 2,135,803 56 Personnel expenses (356,139) (301,726) 18 Administrative expenses (297,802) (279,214) 7 Depreciations and devaluations of assets (84,431) (86,811) (3) Other operating expenses (530,617) (396,786) 34 Operating Income 2,057,565 1,071,266 92 Results from the net monetary position (1,518,771) (849,258) 79 Results from associates and joint ventures 2,930 (1,700) 272 Income tax (205,492) (60,058) 242 Net income 336,232 160,250 110 Other comprehensive income 1,524 1,224 25 Total comprehensive income 337,756 161,474 109 7

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

Net income attributable to GFG for the quarter amounted to Ps.86,959 million, which represented a 3.49% annualized return on average assets and a 17.02% annualized return on average shareholder's equity.

Said result is mainly due to profits from its interest in Galicia (Ps.58,918 million), in Fondos Fima (Ps.4,754 million), in Galicia Seguros (Ps.3,818 million) and in Naranja X (Ps.15,371 million).


Results from Equity Investments
Galicia
58,918
63,22
Naranja X
15,371
669
Galicia Seguros
3,818
1,741
Fondos Fima
4,754
4,840
4Q 2023
4Q 2022

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Income Statement					
In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	4Q	3Q	4Q	vs. 3Q23	vs. 4Q22
Net interest income	583,644	447,138	44,211	31	1220
Net fee income	121,738	123,605	111,608	(2)	9
Net results from financial instruments	13,241	88,712	402,587	(85)	(97)
Gold and foreign currency quotation differences	416,811	94,171	24,801	343	1581
Other operating income	98,049	111,712	70,149	(12)	40
Underwriting income from insurance business	(20,062)	6,708	10,638	(399)	(289)
Loan loss provisions	(61,541)	(41,735)	(54,275)	47	13
Net operating income	**1,151,880**	**830,311**	**609,719**	**39**	**89**
Personnel expenses	(125,563)	(76,099)	(86,496)	65	45
Administrative expenses	(86,611)	(72,700)	(72,714)	19	19
Depreciations and devaluations of assets	(22,047)	(22,059)	(23,815)	—	(7)
Other operating expenses	(153,658)	(139,503)	(125,869)	10	22
Operating Income	**764,001**	**519,950**	**300,825**	**47**	**154**
Results from the net monetary position	(585,761)	(404,597)	(204,237)	45	187
Results from associates and joint ventures	4,454	(561)	(370)	(894)	(1304)
Income tax	(95,748)	(31,686)	(26,830)	202	257
Net income	**86,946**	**83,106**	**69,388**	**5**	**25**
Other comprehensive income	1,070	(67)	983	(1,697)	9
Total comprehensive income	**88,016**	**83,039**	**70,371**	**6**	**25**

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted		2023	2022	Variation (%)	
	4Q	3Q	4Q	vs. 3Q23	vs. 4Q22
Assets					
Cash and due from banks	1,995,885	1,134,710	1,393,686	76	43
Debt securities	598,795	111,285	2,467,189	438	(76)
Net loans and other financing	3,099,982	3,491,275	3,911,710	(11)	(21)
Other financial assets	3,756,222	4,295,148	2,168,724	(13)	73
Investment in subsidiaries, associates and joint ventures	2,650	1,980	2,077	34	28
Property, bank premises, equipment	355,259	359,496	360,675	(1)	(2)
Intangible assets	122,235	117,493	119,932	4	2
Other assets	353,980	94,069	117,604	276	201
Assets available for sale	75	44	3	69	2308
Total assets	**10,285,083**	**9,605,500**	**10,541,600**	**7**	**(2)**
Liabilities					
Deposits	5,707,780	5,870,898	6,670,283	(3)	(14)
Financing from financial entities	138,129	132,132	116,684	5	18
Other financial liabilities	1,358,399	1,035,811	1,091,770	31	24
Negotiable obligations	92,716	116,720	209,587	(21)	(56)
Subordinated negotiable obligations	205,613	135,089	141,395	52	45
Other liabilities	764,497	385,008	414,334	99	85
Total liabilities	**8,267,134**	**7,675,658**	**8,644,053**	**8**	**(4)**
Total Shareholders' equity	**2,017,949**	**1,929,842**	**1,897,547**	**5**	**6**

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Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Financial Report Since 1905, Galicia works for the development of Argentina, being the main private bank controlled by national capital. Through its assisted and digital distribution channels, it markets a wide range of financial products and services for individuals and companies throughout the country. Galicia defines the customer experience and digital transformation as strategic focuses to efficiently achieve successful growth.

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Ps.282,773 million Net income for the year +103% vs. 2022 Portfolio Quality 2.34% +19 bp. vs. 4Q 2022 Coverage 141.60% -8,474 bp. vs. 4Q 2022 ROE 18.18% +888 bp vs. 2022 Efficiency 60.59% -1,342 bp vs. 2022 12 Ps.58,918 million Net income for the quarter -7% vs. 4Q 2022 ROE 14.20% -223 bp vs. 4Q 2022 Efficiency 57.14% -486 bp vs. 4Q 2022 Cost of risk 5.24% +65 bp. vs. 4Q 2022 Cost of risk 12M 3.97% +97 bp. vs. 2022 Capital Ratio 24.75% -84 bp. vs. 4Q 2022 10.90% Market share: Loans to the private sector 9.90% Market share: Deposits to the private sector -89 bp vs. 4Q 2022 -69 bp vs. 4Q 2022 Highlights Branches Deposit accounts In thousands Employees Credit Cards In thousands 299 7,417 5,765 4,367 Digital clients 89%

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the fiscal year

In fiscal year 2023, Galicia registered a net income of Ps.282,773 million, Ps.143,809 million (103%) higher than the result of the previous year, which represented an ROE of 18.18% and an ROA of 3.34%.

Net operating income was Ps.2,601,593 million, Ps.985,427 million 61%) higher, compared to the Ps.1,616,166 million recorded in the previous year. This increase was mainly due to a higher net interest result of Ps.1,225,563 million (518%) and a higher result from the price difference of gold and foreign currency of Ps.$319,735 million (784%), offset by a lower net result from financial instruments for Ps.857,254 million (84%).

It is important to highlight that the portfolio of instruments issued by the BCRA (Leliqs) acquired as of January 1, 2023 is valued at amortized cost, recording its performance in the net interest result. The portfolio acquired prior to that date recorded its performance as net income from financial instruments.

However, the net result for the year was negatively affected by inflation, reaching the result from the net monetary position, Ps.1,225,234 million, a loss 78% higher than in 2022.

Income Statement			
In millions of pesos, except otherwise noted	2023	2022	Variation
	12M	12M	%
Net interest income	1,461,943	236,380	518
Net fee income	291,308	255,932	14
Net results from financial instruments	159,175	1,016,429	(84)
Gold and foreign currency quotation differences	532,623	60,255	784
Other operating income	278,827	155,900	79
Loan-loss provisions	(122,283)	(108,730)	12
Net operating income	**2,601,593**	**1,616,166**	**61**
Personnel expenses	(251,555)	(208,152)	21
Administrative expenses	(204,567)	(197,212)	4
Depreciations and devaluations of assets	(70,168)	(69,151)	1
Other operating expenses	(410,391)	(285,170)	44
Operating income	**1,664,912**	**856,481**	**94**
Results from the net monetary position	(1,225,234)	(689,940)	78
Results from associates and joint businesses	(905)	(879)	3
Income tax	(156,000)	(26,698)	484
Net Income	**282,773**	**138,964**	**103**
Other comprenhensive income	14	575	(98)
Total comprenhensive income	**282,787**	**139,539**	**103**

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Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima 14 Profitability and efficiency 3.34% 1.64% 2023 2022 18.18% 9.30% 2023 2022 34.53% 20.60% 2023 2022 60.59% 74.01% 2023 2022 Financial margin Efficiency ratio ROA ROE

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

In the fourth quarter of 2023, Galicia registered a net income of Ps.58,918 million, Ps.4,307 million (7%) lower than the result of the same quarter of the previous year, which represented an annualized ROE of 14.20% and an ROA of 2.97%.

The operating result was Ps.368,646 million (151%) higher than in the fourth quarter of 2022, as a consequence of a higher net operating income. However, the result for the quarter was negatively affected by inflation, reaching the result for the net monetary position, Ps.475,765 million loss, 179% higher than the same quarter of 2022.

Net operating income reached Ps.895,930 million, Ps.422,744 million (89%) higher than the Ps.473,186 million in the same quarter of the previous year, mainly as a consequence of a higher result from government securities. It is important to highlight that the portfolio of instruments issued by the Argentine Central Bank (Leliqs) acquired as of January 1, 2023 is valued at amortized cost, recording its performance in the net interest result.

Additionally, the result from the difference in the price of gold and foreign currency increased as a result of the devaluation of the exchange rate and the positive exposure in foreign currency. The depreciation of the peso against the dollar was of 131% in the quarter.

Income Statement

In millions of pesos, except otherwise noted		2023	2022	Variation (%)	
	4Q	3Q	4Q	vs. 3Q23	vs. 4Q22
Net interest income	513,679	388,126	856	32	59,909
Net fee income	74,387	78,016	66,070	(5)	13
Net results from financial instruments	(68,694)	55,825	370,298	(223)	(119)
Gold and foreign currency quotation differences	344,545	89,823	24,810	284	1,289
Other operating income	70,324	83,581	49,368	(16)	42
Loan-loss provisions	(38,311)	(30,595)	(38,216)	25	—
Net operating income	**895,930**	**664,776**	**473,186**	**35**	**89**
Personnel expenses	(89,603)	(53,345)	(62,610)	68	43
Administrative expenses	(57,753)	(49,945)	(50,797)	16	14
Depreciations and devaluations of assets	(18,330)	(18,487)	(18,102)	(1)	1
Other operating expenses	(118,224)	(110,593)	(98,303)	7	20
Operating income	**612,020**	**432,406**	**243,374**	**42**	**151**
Results from the net monetary position	(475,765)	(326,047)	(170,470)	46	179
Results from associates and joint businesses	(39)	(440)	(119)	(91)	(67)
Income tax	(77,298)	(27,539)	(9,560)	181	709
Net Income	**58,918**	**78,380**	**63,225**	**(25)**	**(7)**
Other comprenhensive income	14	(3)	(2)	(567)	(800)
Total comprenhensive income	**58,932**	**78,377**	**63,223**	**(25)**	**(7)**

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Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima 16 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 2.97% 3.57% 2.91% 4Q 2023 3Q 2023 4Q 2022 14.20% 19.77% 16.43% 4Q 2023 3Q 2023 4Q 2022 61.32% 33.99% 22.73% 4Q 2023 3Q 2023 4Q 2022 57.14% 64.06% 62.00% 4Q 2023 3Q 2023 4Q 2022

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Yields and rates

Interest-earning assets[1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %

	2023				2022		Variation (% | bp)			
	4Q		3Q		4Q		vs. 3Q23		vs. 4Q22	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**4,043,852**	**116.76**	**5,280,599**	**93.77**	**5,830,815**	**65.55**	**(23)**	**2,299**	**(31)**	**5,121**
Government securities	1,089,635	160.08	2,357,445	110.50	2,713,659	75.33	(54)	4,958	**(60)**	8,475
Loans	2,020,768	91.92	2,204,182	77.79	2,521,592	56.88	(8)	1,413	**(20)**	3,504
Other interest-earning assets	933,449	119.97	718,972	87.92	595,564	57.68	30	3,205	**57**	6,229
In foreign currency	**621,061**	**(20.35)**	**426,458**	**53.38**	**245,691**	**7.40**	**46**	**(7,373)**	**153**	**(2,775)**
Government securities	423,754	(31.70)	224,964	70.91	17,498	(2.99)	88	(10,261)	**2322**	(2,871)
Loans	124,012	5.71	157,049	5.56	223,908	4.84	(21)	15	**(45)**	87
Other interest-earning assets	73,295	1.21	44,445	133.67	4,285	183.72	65	(13,246)	**1611**	(18,251)
Interest-earning assets	**4,664,913**	**98.51**	**5,707,057**	**90.75**	**6,076,506**	**63.20**	**(18)**	**776**	**(23)**	**3,531**

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Average interest-earning assets reached Ps.4,664,913 million, registering a decrease of Ps.1,411,593 million (23%), compared to the fourth quarter of 2022. This decrease was mainly the result of a a lower volume of government securities in pesos for Ps.$1,624,024 million (60%) and of loans in pesos for Ps.500,824 million (20%).

The average yield on interest-earning assets for the quarter was 98.51%, representing an increase of 3,531 bp, compared to the same quarter of the previous year. This variation is mainly justified by higher average yields on government securities in pesos (8,475 bp) and by higher average yields on other interest-earning assets in pesos (6,229 bp).

17

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Interest-bearing liabilities[1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %

	2023				2022		Variation (%|bp)			
	4Q		3Q		4Q		vs. 3Q23		vs. 4Q22	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**2,784,365**	**96.94**	**3,759,366**	**85.31**	**3,989,462**	**55.97**	**(26)**	**1,163**	**(30)**	**4,097**
Saving accounts	409,258	0.02	461,547	0.02	583,033	0.01	(11)	—	(30)	1
Time deposits	1,434,434	123.39	2,495,500	99.11	2,567,450	69.06	(43)	2,428	(44)	5,433
Other Deposits	875,043	100.43	685,701	92.28	807,228	54.73	28	815	8	4,570
Debt securities	—	—	—	—	16,645	66.08	—	—	(100)	(6,608)
Other interest-bearing liabilities	65,630	76.83	116,618	86.65	15,106	45.43	(44)	(982)	334	3,140
In foreign currency	**949,350**	**1.99**	**964,566**	**1.91**	**969,468**	**1.86**	**(2)**	**8**	**(2)**	**13**
Saving accounts	583,706	—	620,273	—	579,707	—	(6)	—	1	—
Time deposits	119,457	1.93	146,212	1.77	169,870	1.42	(18)	16	(30)	51
Other Deposits	16,638	0.02	23,688	—	31,368	—	(30)	2	(47)	2
Debt securities	142,397	9.12	146,576	8.55	151,385	9.36	(3)	57	(6)	(24)
Other interest-bearing liabilities	87,152	4.12	27,817	11.84	37,138	3.99	213	(772)	135	13
Interest-bearing liabilities	**3,733,715**	**72.80**	**4,723,932**	**68.28**	**4,958,93**	**45.39**	**(21)**	**452**	**(25)**	**2,741**

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Interest bearing liabilities reached Ps.3,733,715 million, registering a decrease of Ps.1,225,215 million (25%) in relation to the same period of 2022, mainly due to a decrease in time deposits in pesos for Ps.1,133,016 million (44%).

Likewise, the average rate on interest-bearing liabilities was 72.80%, registering an increase of 2,741 bp with respect to the fourth quarter of the previous year, as a consequence of the increase in the interest rate on other deposits in pesos for 4,570 bp and time deposits in pesos for 5,433 bp.

18

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Net interest income

Net interest income for the quarter amounted to Ps.513,679 million, with a Ps.512,823 million increase compared to the Ps.856 million profit from the same quarter of 2022.

Interest Income

In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	4Q	3Q	4Q	vs. 3Q23	vs. 4Q22
Private sector securities	1	—	22	—	(95)
Public sector securities	487,906	662,301	150,096	(26)	225
Loans and other financing	470,712	430,617	362,752	9	30
Financial sector	4,628	5,416	5,551	(15)	(17)
Non-financial private sector	466,084	425,201	357,201	10	30
Overdrafts	55,560	57,449	59,427	(3)	(7)
Promissory notes	205,911	192,506	136,780	7	51
Mortgage loans	51,533	38,187	36,105	35	43
Pledge loans	7,262	7,238	7,901	—	(8)
Personal loans	44,470	42,238	39,627	5	12
Credit-card loans	98,655	84,578	74,793	17	32
Financial leases	1,643	1,792	1,106	(8)	49
Pre-financing and export financing	370	402	670	(8)	(45)
Other	680	811	792	(16)	(14)
Other interest-earning assets	234,649	101,667	50,799	131	362
Interest income	**1,193,268**	**1,194,585**	**563,669**	**—**	**112**

Interest income for the quarter reached Ps.1,193,268 million, 112% higher than the Ps.563,669 million registered in the fourth quarter of 2022.

This increase was a consequence of:

- higher interest on public sector securities measured at amortized cost for Ps.337,810 million (225%), due mostly to the interest accrued on the portfolio of the instruments issued by the Argentine Central Bank (Leliq) acquired from January 1, 2023.
- higher interest on other interest-earning assets for Ps.183,850 million (362%),
- higher interest on loans and other financing for Ps.107,960 million (30%), due to an increase in promissory notes (51%), mortgage loans (43%) and credit cards (32%).

19

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Interest expenses totaled Ps.679,589 million, registering an increase of 21%, compared to the same quarter of 2022. This increase was a consequence of higher interest expenses on other deposits for Ps.109,264 million (99%), generated by the average increase in the volume of deposits. Interest expenses In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 4Q 3Q 4Q vs. 3Q23 vs. 4Q22 Deposits 662,783 777,169 554,364 (15) 20 Saving accounts 16 19 23 (16) (30) Time deposits and term investments 443,063 618,953 443,901 (28) — Other 219,704 158,197 110,440 39 99 Financing from financial institutions 1,067 663 732 61 46 Repurchase agreement transactions 1,422 3,644 986 (61) 44 Other interest-bearing liabilities 11,073 21,852 385 (49) 2,776 Negotiable obligations 156 210 3,498 (26) (96) Subordinated Negotiable obligations 3,088 2,921 2,848 6 8 Interest expenses 679,589 806,459 562,813 (16) 21 20

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Net Fee Income In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 4Q 3Q 4Q vs. 3Q23 vs. 4Q22 Credit cards 32,517 31,764 26,590 2 22 Deposit accounts 13,865 14,936 14,445 (7) (4) Insurance 2,026 2,407 2,455 (16) (17) Financial fees 98 121 23 (19) 326 Credit- related fees 468 527 422 (11) 11 Foreign trade 2,247 3,002 2,514 (25) (11) Collections 7,893 8,314 7,822 (5) 1 Utility-Bills collection services 7,628 8,297 7,752 (8) (2) Mutual Funds 2,116 2,039 1,761 4 20 Fees from bundles of products 11,172 12,060 11,561 (7) (3) Other 8,719 7,771 5,325 12 64 Total fee income 88,749 91,238 80,670 (3) 10 Total expenditures (14,362) (13,222) (14,600) 9 (2) Net fee income 74,387 78,016 66,070 (5) 13 The net fee income reached Ps.74,387 million, registering an increase of 13% compared to Ps.66,070 million in the fourth quarter of 2022. This increase was mainly due to: • higher income from credit cards for Ps.5,927 million (22%), as a result of higher commissions per issuing agent, offset by lower expenses related to the Quiero! benefits program. • higher income from other for Ps.3,394 million (64%), coming from the trading of securities. 21 Net fee income

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Net income from financial instruments

The net result of financial instruments was Ps.68,694 million, Ps.438,992 million lower than the Ps.370,298 million recorded in the same quarter of 2022. This decrease was a consequence of the change in the valuation model of the instruments issued by the Argentine Central Bank, which went from being measured from fair value to amortized cost. Without taking these securities into account, the net result of financial instruments decreased by 298%, as a result of a lower result from other government securities (448%).

Net Income from Financial Instruments

In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	4Q	3Q	4Q	vs. 3Q23	vs. 4Q22
Government securities	(89,574)	7,614	361,285	(1,276)	(125)
Argentine Central Bank	—	—	335,542	—	(100)
Other	(89,574)	7,614	25,743	(1,276)	(448)
Private sector securities	5,004	27,112	6,028	(82)	(17)
Derivative financial instruments	9,583	(5,200)	2,981	(284)	221
Forward transactions	12,929	(615)	3,980	(2,202)	225
Options	(3,346)	(4,585)	(999)	(27)	235
Results from derecognition of assets	6,291	26,299	4	(76)	157,175
Net income from financial instruments	**(68,694)**	**55,825**	**370,298**	**(223)**	**(119)**

Gold and foreign currency quotation differences

The result from quotation differences of gold and foreign currency for the quarter was a profit of Ps.344,545 million, Ps.319,735 million (1,289%) higher than the profit of Ps.24,810 million registered in the same quarter of the previous year. This result includes a gain of Ps.364,309 million due to net position valuation, as a consequence of the 131% increase in the exchange rate.

22

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Other Operating Income In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 4Q 3Q 4Q vs. 3Q23 vs. 4Q22 Other financial income 679 848 200 (20) 240 Rental of safe deposit boxes 3,296 3,236 3,326 2 (1) Other fee income 545 455 64 20 752 Other adjustments and interest on miscellaneous receivables 57,108 55,119 40,579 4 41 Other 8,696 23,923 5,199 (64) 67 Total other operating income 70,324 83,581 49,368 (16) 42 In the fourth quarter, other operating income amounted to Ps.70,324 million, registering an increase of Ps.20,956 million (42%) compared to those registered in the same quarter of 2022. This higher result was mainly due to the increase in other adjustments and interest on miscellaneous receivables for Ps.16,529 million (41%), as a consequence of the valuation of collateral securities, and to the increase in other income of Ps.3,497 million (67%). Loan loss provisions for the quarter totaled Ps.38,311 million, Ps.95 million higher than those recorded in the same quarter of the previous year. 23 Loan-loss provisions Other operating income

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Personnel expenses

Personnel expenses reached Ps.89,603 million, registering an increase of Ps.26,993 million (43%) compared to the same quarter of 2022, as a result of the 6% increase in staff and of salary increases above inflation.

Administrative expenses

Administrative expenses for the quarter reached Ps.57,753 million, registering an increase of Ps.6,956 million compared to the fourth quarter of the previous year. This increase was a consequence of higher taxes for Ps.4,074 million (39%).

Administrative Expenses					
In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	4Q	3Q	4Q	vs. 3Q23	vs. 4Q22
Fees and compensations for services	4,851	2,283	6,858	112	(29)
Fees to directors and syndics	72	89	82	(19)	(12)
Publicity, promotion and research expenses	2,792	2,462	2,183	13	28
Taxes	14,530	12,658	10,456	15	39
Maintenance and repairment of goods and IT	10,278	9,407	8,867	9	16
Electricity and communications	2,719	2,862	2,871	(5)	(5)
Stationery and office supplies	425	303	247	40	72
Hired administrative services	11,635	9,220	10,004	26	16
Security	1,461	1,542	1,348	(5)	8
Insurance	488	426	492	15	(1)
Other	8,502	8,693	7,389	(2)	15
Total administrative expenses	**57,753**	**49,945**	**50,797**	**16**	**14**

24

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Depreciation and devaluation of assets

The result for depreciation and devaluation of assets reached Ps.18,330 million, registering an increase of 1% compared to the same quarter of 2022.

Other operating expenses

Other operating expenses for the quarter reached Ps.118,224 million, which represented an increase of Ps.19,921 million (20%), compared to the Ps.98,303 million recorded in the fourth quarter of the previous year. This increase was mainly generated by:

- higher expenses for turnover tax for Ps.8,852 million (14%), due to an increase in the gross income tax from financial operations, as a consequence of the increase in the holding of Leliqs.
- higher charges for other provisions for Ps.10,356 million (64%), due to an increase in commissions for salary agreements.

Other Operating Expenses

In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	4Q	3Q	4Q	vs. 3Q23	vs. 4Q22
Contribution to the Deposit Insurance Fund	1,864	2,215	2,235	(16)	(17)
Other financial results	4,639	(347)	2,001	(1437)	132
Turnover tax	73,789	75,748	64,937	(3)	14
On financial income	62,686	66,310	44,361	(5)	41
On fees	6,879	5,845	18,171	18	(62)
On other items	4,224	3,593	2,405	18	76
Other fee-related expenses	26,641	26,155	16,285	2	64
Charges for other provisions	6,129	1,150	9,441	433	(35)
Claims	2,487	4,276	1,412	(42)	76
Other	2,675	1,396	1,992	92	34
Total other operating expenses	**118,224**	**110,593**	**98,303**	**7**	**20**

25

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima The income tax charge was Ps.77,298 million, Ps.67,738 million higher than in the fourth quarter of 2022, mainly, as a consequence of a higher operating result. 26 In the fourth quarter of 2023, Galicia recorded a gain of Ps.14 million in other comprehensive income (OCI). Other comprehensive income Income tax

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Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	4Q	3Q	4Q	vs. 3Q23	vs. 4Q22
Assets					
Cash and due from banks	1.923.493	1.079.462	1.352.239	78	42
Debt securities	462.568	96.048	2.465.120	382	(81)
Net loans and other financing	2.239.356	2.704.528	2.982.002	(17)	(25)
Other financial assets	3.432.960	3.983.895	1.884.686	(14)	82
Equity investments in subsidiaries, associates and joint businesses	5.692	4.625	4.446	23	28
Property, bank premises, equipment	320.754	325.038	322.912	(1)	(1)
Intangible assets	102.860	105.371	107.514	(2)	(4)
Other assets	185.324	35.579	46.736	421	297
Assets available for sale	75	44	4	70	1775
Total assets	**8.673.082**	**8.334.590**	**9.165.659**	**4**	**(5)**
Liabilities					
Deposits	5.544.973	5.743.033	6.609.023	(3)	(16)
Financing from financial entities	43.517	34.347	32.760	27	33
Other financial liabilities	757.634	526.403	482.119	44	57
Negotiable obligations	15.537	13.977	38.560	11	(60)
Subordinated negotiable obligations	207.787	135.089	141.395	54	47
Other liabilities	449.665	286.709	298.776	57	51
Total liabilities	**7.019.113**	**6.739.558**	**7.602.633**	**4**	**(8)**
Shareholders' equity	**1.653.969**	**1.595.032**	**1.563.026**	**4**	**6**
Foreign currency assets and liabilities					
Assets	2.757.764	1.813.275	1.737.069	52	59
Liabilities	2.237.640	1.290.358	1.453.209	73	54
Net forward purchases/(sales) of foreign currency [1]	82.711	(11.716)	(93.440)	(806)	(189)
Net global position in foreign currency	**602.835**	**511.201**	**190.420**	**18**	**217**

(1) Recorded off-balance sheet.

27

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Level of activity

Financing

As of December 31, 2023, financing to the private sector reached Ps.2,750,021 million, registering a 18% decrease compared to the same period of the previous year. This drop was mainly due to decreases in loans in pesos for Ps.704,817 million (27%) and in foreign currency for Ps.45,564 million (22%).

The market share of total loans to the private sector as of December 31, 2023 reached 10.90%, which represents a decrease of 89 bp compared to the fourth quarter of2022.

Financing to the Private Sector[1]

In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	4Q	3Q	4Q	vs. 3Q23	vs. 4Q22
In pesos	**2,204,230**	**2,694,930**	**2,951,684**	**(18)**	**(25)**
Loans	1,947,884	2,416,020	2,652,701	(19)	(27)
UVA-adjusted loans	138,536	157,331	182,585	(12)	(24)
Financial leases	5,943	8,955	9,252	(34)	(36)
Other financing[2]	111,867	112,624	107,146	(1)	4
In foreign currency	**545,791**	**399,882**	**410,849**	**36**	**33**
Loans	162,160	151,052	207,724	7	(22)
Financial leases	509	656	1,825	(22)	(72)
Other financing[2]	383,122	248,174	201,300	54	90
Total financing to the private sector	**2,750,021**	**3,094,812**	**3,362,533**	**(11)**	**(18)**

(1) Includes IFRS adjustments.
(2) Includes certain off-balance sheet accounts related to guarantees granted.

28

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As of December 31, 2023, the loan portfolio and other financing net of provisions reached Ps.2,239,356 million, registering a 25% decrease compared to the fourth quarter of the previous year.
The main decreases were in:

- promissory notes for Ps.290,704 million (29%),
- credit cards for Ps.161,692 million (16%),
- personal loans for Ps.100,464 million (35%)
- overdrafts for Ps.100,323 million (37%)

Breakdown of loans and other financing

In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	4Q	3Q	4Q	vs. 3Q23	vs. 4Q22
Financial entities	**27,338**	**39,880**	**42,541**	**(31)**	**(36)**
Loans	27,297	39,880	42,529	(32)	(36)
Other financing	41	—	12	—	242
Non-financial private sector and residents abroad	**2,294,421**	**2,759,585**	**3,067,122**	**(17)**	**(25)**
Loans	2,221,283	2,684,523	3,000,481	(17)	(26)
Overdrafts	174,121	227,904	274,444	(24)	(37)
Promissory notes	711,798	966,083	1,002,502	(26)	(29)
Mortgage loans	37,916	39,884	60,416	(5)	(37)
Pledge loans	45,093	57,733	79,761	(22)	(43)
Personal loans	182,590	239,013	283,054	(24)	(35)
Credit-card loans	873,253	930,247	1,034,945	(6)	(16)
Pre-financing and financing of exports	32,591	17,737	38,913	84	(16)
Other Loans	16,080	45,196	76,789	(64)	(79)
Accrued interest, adjustments and foreign currency quotation differences receivable	161,288	181,397	166,398	(11)	(3)
Documented interest	(13,447)	(20,671)	(16,741)	(35)	(20)
Financial leases	6,452	9,611	11,077	(33)	(42)
Other financing	66,686	65,451	55,564	2	20
Non-financial public sector	**461**	**—**	**3,998**	**—**	**(88)**
Total loans and other financing	**2,322,220**	**2,799,465**	**3,113,661**	**(17)**	**(25)**
Allowances	**(82,864)**	**(94,937)**	**(131,659)**	**(13)**	**(37)**
Loans	(81,614)	(93,653)	(129,817)	(13)	(37)
Financial leases	(134)	(158)	(90)	(15)	49
Other financing	(1,116)	(1,126)	(1,752)	(1)	(36)
Net loans and other financing	**2,239,356**	**2,704,528**	**2,982,002**	**(17)**	**(25)**

29

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Exposure to the Argentine public sector

Net Exposure to the Argentine Public Sector[1]

In millions of pesos, except otherwise noted	2023 4Q	2023 3Q	2022 4Q	Variation (%) vs. 3Q23	Variation (%) vs. 4Q22
Government securities' net Position	**2,518,686**	**3,262,545**	**3,704,340**	**(23)**	**(32)**
Measured at fair value	**421,525**	**74,232**	**2,448,673**	**468**	**(83)**
In pesos	(5,576)	14,400	114,969	(139)	(105)
Adjusted by CER	89,143	26,884	65,841	232	35
In foreign exchange	18,118	15,222	16,330	19	11
Bono Dual	319,840	17,726	8,894	1,704	3,496
Leliq	—	—	2,242,639	—	(100)
Measured at amortized cost	**2,097,161**	**3,188,313**	**1,255,667**	**(34)**	**67**
In pesos	574,879	218,833	183,241	163	214
Adjusted by CER	1,071,316	790,601	865,723	36	24
In foreign exchange	64,667	—	—	—	—
Bono Dual	—	261,036	98,620	(100)	(100)
Leliq	96,523	1,625,198	—	(94)	—
Lediv	289,776	292,645	108,083	(1)	168
Other receivables resulting from financial brokerage	**1,065,137**	**546,479**	**296,174**	**95**	**260**
Repurchase agreement transactions -Argentine Central Bank	1,064,534	546,412	292,082	95	264
Loans and other financing	502	—	4,010	—	(87)
Trust certificates of participation and securities	101	67	82	51	23
Total exposure to the public sector	**3,583,823**	**3,809,024**	**4,000,514**	**(6)**	**(10)**

(1) Excludes deposits with the Argentine Central Bank, which constitutes one of the items by which the Bank complies with minimum cash requirements.

As of December 31, 2023, net exposure to the public sector reached Ps.3,583,823 million, registering a decrease of10% in the last twelve months, as a result of a lower holding of Leliqs at fair value for Ps.2,242,639 million, offset by a greater holding of public securities in pesos at amortized cost for Ps.391,638 million.

Excluding the instruments issued by the BCRA (Leliq and Lediv) and repurchase agreement transactions, the net exposure to the public sector was Ps.2,132,990 million, equivalent to 25% of the total asset, while in the fourth quarter of 2022 said exposure was of Ps.1,357,710 million, representing 15% of total asset.

If the securities had been valued at fair value at amortized cost, excluding the instruments issued by the BCRA, an increase in said securities of Ps.444,274 million would be generated.

30

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Funding and liabilities

Deposits amounted to Ps.5,544,973 million as of December 31, 2023, registering a 16% decrease compared to the fourth quarter of the previous year. This decrease was the result of a lower volume of time deposits in pesos for Ps.1,483,682 million (61%).

Deposits

In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	4Q	3Q	4Q	vs. 3Q23	vs. 4Q22
In pesos	**3,730,320**	**4,729,627**	**5,431,656**	**(21)**	**(31)**
Current accounts	672,887	596,770	926,204	13	(27)
Saving accounts	492,148	474,924	715,808	4	(31)
Time deposits	956,751	2,182,576	2,440,433	(56)	(61)
UVA-adjusted time deposits	49,886	30,242	110,279	65	(55)
Other	1,413,161	1,259,686	1,090,447	12	30
Interests and adjustments	145,487	185,429	148,485	(22)	(2)
In foreign currency	**1,814,653**	**1,013,406**	**1,177,367**	**79**	**54**
Saving accounts	1,162,660	602,900	717,869	93	62
Time deposits	185,018	136,354	182,177	36	2
Other	466,568	273,878	277,003	70	68
Interests and adjustments	407	274	318	49	28
Total deposits	**5,544,973**	**5,743,033**	**6,609,023**	**(3)**	**(16)**

Total deposit accounts as of December 31, 2023, reached 7.4 million, with an increase of 9% compared to the same date of the previous year.

The market share of private sector deposits reached 9.90% as of December 31, 2023, registering a decrease of 69 bp compared to the fourth quarter of 2022.

31

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Financial Liabilities In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 4Q 3Q 4Q vs. 3Q23 vs. 4Q22 Financial entities 43,517 34,347 32,760 27 33 Financing from credit-card purchases 235,329 191,912 208,802 23 13 Negotiable obligations 15,537 13,977 38,562 11 (60) Subordinated negotiable obligations 207,787 135,089 141,395 54 47 Creditors from purchases of foreign currency 36,473 2,338 62,428 1460 (42) Collections on account of third parties 130,991 75,996 78,982 72 66 Other financial liabilities 354,841 256,157 131,905 39 169 Total financial liabilities 1,024,475 709,816 694,834 44 47 Financial liabilities amounted to Ps.1,024,475 million, registering an increase of Ps.329,641 million (47%) compared to the Ps.694,834 million registered in the fourth quarter of 2022. The variation was mainly due to an increase in other financial liabilities for Ps.222,936 million (169%) and in subordinated negotiable obligations for Ps.66,392 million (47%). 32

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Liquidity Percentages, except otherwise noted 2023 2023 2022 Variation (%) 4Q 3Q 4Q vs. 3Q23 vs. 4Q22 Cash and due from banks 1,923,493 1,079,462 1,352,239 78 42 Government securities 446,917 1,157,598 2,423,066 (61) (82) Call-money 4,772 6,381 13,964 (25) (66) Overnight placements in correspondent banks 16,617 35,010 77,080 (53) (78) Repurchase agreement transactions 1,062,729 548,067 326,074 94 226 Escrow accounts 95,090 109,556 124,638 (13) (24) Other financial assets 1,777 16,027 587 (89) 203 Total liquid assets 3,551,395 2,952,101 4,317,648 20 (18) Liquidity ratios (%) Variation (bp) Liquid assets as a percentage of transactional deposits 91.75 102.73 121.18 (1,098) (2,943) Liquid assets as a percentage of total deposits 64.05 51.40 65.33 1,265 (128) As of December 31, 2023, the Bank’s liquid assets represented 91.75% of the Bank’s transactional deposits and 64.05% of its total deposits, compared to 121.18% and 65.33%, respectively, as of December 31, 2022. 33 Liquidity

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Assets quality

The non-accrual financing portfolio (that includes certain items of other financial assets and guarantees granted) amounted to Ps.64,309 million as of December 31, 2023, representing 2.34% of private-sector financing, recording a 19 bp increase as compared to the 2.15% recorded in the same quarter of 2022.

Considering the provisions on unused balances of credit cards and overdrafts, the Bank's coverage of the non-accrual portfolio with total allowances for loan losses reached 141.60%, compared to 226.34% of a year before.

Financing Portfolio Quality

In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	4Q	3Q	4Q	vs. 3Q23	vs. 4Q22
Non-accrual Financings	**64,309**	**76,130**	**72,471**	**(16)**	**(11)**
With preferred guarantees	2,991	3,555	3,538	(16)	(15)
With other guarantees	1,247	1,481	1,361	(16)	(8)
Without guarantees	60,071	71,094	67,572	(16)	(11)
Allowance for loan losses	**91,060**	**101,799**	**164,031**	**(11)**	**(44)**
Relevant ratios (%)				**Variation (bp)**	
NPL Ratio	2.34	2.46	2.15	(12)	19
Allowance for loan losses to loans to the private sector	3.31	3.29	4.88	2	(157)
Coverage	141.60	133.72	226.34	788	(8,474)
Non-accrual loans with guarantees to non-accrual financing	6.59	6.61	6.76	(2)	(17)
Cost of risk	5.24	3.85	4.59	139	65

34

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 4Q 3Q 4Q vs. 3Q23 vs. 4Q22 Allowance for loan losses At the beginning of the quarter 101,799 138,779 158,081 (27) (12) Changes in the allowance for loan losses Provisions charged to income 38,039 30,240 37,846 26 (20) Charge offs (1,227) (7,754) (530) (84) 1363 Inflation effect (47,551) (59,466) (31,366) (20) 90 Allowance for loan losses at the end of the quarter 91,060 101,799 164,031 (11) (38) Charge to the income statement Provisions charged to income (38,039) (30,240) (37,846) 26 (20) Direct charge offs (273) (353) (371) (23) (5) Bad debts recovered 2,555 1,673 2,519 53 (34) Net charge to the income statement (35,757) (28,920) (35,698) 24 (19) During the quarter, Ps.1,227 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.273 million were made. 35

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Capitalization

The minimum capital requirement and the corresponding integration are presented below. Balances are disclosed in accordance with the applicable regulation in force and in currency of each period.

Regulatory Capital

In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	4Q	3Q	4Q	vs. 3Q23	vs. 4Q22
Minimum capital requirement (A)	**454,011**	**304,041**	**152,794**	**49**	**197**
Allocated to credit risk	288,667	219,541	109,408	31	164
Allocated to market risk	52,838	10,963	6,642	382	696
Allocated to operational risk	112,506	73,537	36,744	53	206
Computable capital (B)	**1,376,284**	**932,072**	**478,634**	**48**	**188**
Tier I	1,295,436	897,071	442,495	44	193
Tier II	80,848	35,001	36,139	131	124
Excess over required capital (B) (A)	**922,273**	**628,031**	**325,840**	**47**	**183**
Risk weighted assets	**5,561,837**	**3,720,576**	**1,870,089**	**49**	**197**
Ratios (%)					**Variation (bp)**
Total capital ratio	24.75	25.05	25.59	(30)	(84)
Tier I capital ratio	23.29	24.11	23.66	(82)	(37)

As of December 31, 2023, the computable capital was Ps.1,376,284 million and the minimum capital requirement was Ps.454,011 million, leaving an excess of Ps.922,273 million (203%). This excess was Ps.325,840 million (213%) as of the same date in 2022.

The capital requirement increased by Ps.301,217 million and the computable capital increased by Ps.897,650 million, compared to the fourth quarter of 2022. This increase was a consequence of the results generated in the year and the higher value of the accounting net worth, as a consequence of the application of the inflation adjustment. The total capital ratio was 24.75%, registering a decrease of 84 bp compared to the fourth quarter of 2022 and a decrease of 30 bp with respect to the third quarter of 2023.

36

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Financial Report Naranja X is the fintech entity of Grupo Galicia that assists clients to promote the use of money. Naranja X creates technological solutions for the personal and business financials of millions of Argentines. Naranja X’s biggest challenge is being easily accessible to customers and providing them with simple tools to help them grow, improve their quality of life and access a world of possibilities.

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Ps.13,726 million Net income for the year +118% vs. 2022 ROE 5.14% +278 bp vs. 2022 Efficiency ratio 67.91% -344 bp vs. 2022 2,673 Employees 8,731 Credit cards In thousands 142 Branches and other points of sale 38 Ps.15,371 million Results for the quarter +2,198% vs. 4Q 2022 ROE 22.41% +2,141 bp vs. 4Q 2022 Efficiency ratio 52.88% -1,402 bp vs. 4Q 2022 Highlights 3,760 Deposit accounts In thousands

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the fiscal year

Naranja X registered a net result for the fiscal year 2023 of Ps.13,726 million, Ps.7,432 (118%) million higher than the result recorded in the previous year mainly as a consequence of a higher operating result of Ps.109,159 million (77%), offset by a greater negative result due to the net monetary position of Ps.95,516 million.

The net result for the year represented, on an annualized basis, an ROA of 1.06% and an ROE of 5.14%, while in 2022 they represented 0.52% and 2.36%, respectively.

Net operating income for the year amounted to Ps.523,255 million, which meant an increase of 28% compared to 2022, as a result of:

- higher net result from financial instruments (132%): increase in the yield of government securities, mainly Dual bonds.
- higher net interest income (24%): increase of interests on credit card loans and higher holdings of government securities valued at amortized cost.

Income Statement			
In millions of pesos, except otherwise noted	2023	2022	Variation
	12M	12M	%
Net interest income	260,609	209,708	24%
Net fee income	186,248	175,335	6%
Net results from financial instruments	96,592	41,604	132%
Gold and foreign currency quotation differences	4,934	(408)	(1309%)
Other operating income	39,256	35,796	10%
Loan loss provisions	(64,384)	(52,668)	22%
Net operating income	**523,255**	**409,367**	**28%**
Personnel expenses	(77,675)	(76,070)	2%
Administrative expenses	(76,730)	(69,712)	10%
Depreciations and devaluations of assets	(12,178)	(15,617)	(22%)
Other operating expenses	(105,570)	(106,025)	—%
Operating income	**251,102**	**141,943**	**77%**
Results from the net monetary position	(225,077)	(129,561)	74%
Income tax	(12,299)	(6,088)	102%
Net income	**13,726**	**6,294**	**118%**

39

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima 40 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 1.06% 0.52% 2023 2022 5.14% 2.36% 2023 2022 30.05% 19.98% 2023 2022 67.91% 71.34% 2023 2022

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

In the fourth quarter, Naranja X registered a net income of Ps.15,371 million, Ps.14,702 million (2,198%) higher than the result recorded in the same period of the previous year. This is due to the increase in operating income for the quarter, reaching Ps.102,680 million, 210% higher than the Ps.33,070 million in the same quarter of 2022.

Net operating income increased by Ps.76,881 million (74%), mainly as a result of an increase in financial instruments of Ps.41,562 million (155%) and interest income of Ps.36,834 million (106%).

The result for the quarter represented, on an annualized basis, an ROA of 4.65% and an ROE of 22.41%, while in the fourth quarter of 2022 they represented 0.20% and 1.00%, respectively.

Income Statement					
In millions of pesos, except otherwise noted		2023	2022	Variation (%)	
	4Q	3Q	4Q	vs. 3Q23	vs. 4Q22
Net interest income	71,725	57,579	34,891	25	106
Net fee income	48,351	46,962	46,990	3	3
Net results from financial instruments	68,442	16,554	26,880	313	155
Gold and foreign currency quotation differences	5,644	(7)	(225)	(80,729)	(2,608)
Other operating income	9,561	10,387	11,133	(8)	(14)
Loan loss provisions	(23,231)	(11,139)	(16,058)	109	45
Net operating income	**180,492**	**120,336**	**103,611**	**50**	**74**
Personnel expenses	(23,181)	(17,664)	(20,130)	31	15
Administrative expenses	(21,083)	(19,735)	(19,397)	7	9
Depreciations and devaluations of assets	(3,315)	(3,178)	(5,335)	4	(38)
Other operating expenses	(30,233)	(25,199)	(25,679)	20	18
Operating income	**102,680**	**54,560**	**33,070**	**88**	**210**
Results from the net monetary position	(81,752)	(59,635)	(24,987)	37	(227)
Income tax	(5,557)	1,494	(7,414)	(472)	(25)
Net income	**15,371**	**(3,581)**	**669**	**(529)**	**2,198**
Other comprenhensive income	419	(310)	—	(235)	100
Total comprenhensive income	**15,790**	**(3,891)**	**669**	**(506)**	**2,260**

41

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima 42 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 4.65% (1.14)% 0.20% 4Q 2023 3Q 2023 4Q 2022 22.41% (5.40)% 1.00% 4Q 2023 3Q 2023 4Q 2022 51.52% 26.91% 18.30% 4Q 2023 3Q 2023 4Q 2022 52.88% 95.84% 66.90% 4Q 2023 3Q 2023 4Q 2022

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 4Q 3Q 4Q vs. 3Q23 vs. 4Q22 Assets Cash and due from banks 19,500 23,953 20,640 (19) (6) Debt securities 63,364 20,447 626 210 10,022 Net loans and other financing 922,161 836,709 1,030,541 10 (11) Other financial assets 268,997 269,905 257,814 — 4 Property, bank premises, equipment 32,595 34,407 37,400 (5) (13) Intangible assets 8,782 9,090 10,289 (3) (15) Other non-financial assets 36,490 24,264 38,992 50 (6) Total assets 1,351,889 1,218,775 1,396,302 11 (3) Liabilities Deposits 205,593 152,614 83,996 35 145 Financing from financial entities 151,642 143,311 186,904 6 (19) Other financial liabilities 555,247 493,658 617,556 12 (10) Negotiable obligations 89,197 121,109 184,792 (26) (52) Other non-financial liabilities 74,401 48,064 54,368 55 37 Total liabilities 1,076,080 958,756 1,127,616 12 (5) Shareholders' equity 275,809 260,019 268,686 6 3 43 Selected financial information

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Loan Portfolio Quality Percentages, except otherwise noted 2023 2023 2022 Variation (%) 4Q 3Q 4Q vs. 3Q23 vs. 4Q22 Non-accrual loans 25,172 31,899 36,892 (21) (32) Allowances for loan losses and provisions 42,600 40,395 51,284 5 (17) Ratios (%) Variation (bp) NPL Ratio 2.75 3.79 3.46 (104) (71) Allowance for loan losses to loans to the private sector 4.65 4.80 4.81 (15) (16) Coverage 169.23 126.63 139.01 4,260 3,022 Cost of risk 9.89 4.96 3.00 494 689 Taking into consideration the provisions for unused credit-card balances, the coverage ratio as of December 31, 2023, amounted to 169.23%, compared to 139.01% on the same date of the previous year. 44 Assets quality

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 4Q 3Q 4Q vs. 3Q23 vs. 4Q22 Allowances for loan losses At the beginning of the quarter 40,395 50,946 49,215 (21) (18) Changes in the allowance for loan losses Provisions charged to income 22,080 10,072 14,533 119 52 Reversals of allowances for loan losses (3,189) (5,706) (1,728) (44) 85 Charge off (827) (736) (2,974) 12 (72) Effect of inflation (15,859) (14,181) (7,762) 12 104 Allowance for loan losses at the end of the quarter 42,600 40,395 51,284 5 (17) Charge to the income statement Provisions charged to income (22,080) (10,072) (14,533) 119 52 Direct charge offs (1,151) (1,067) (1,523) 8 (24) Bad debt recovered 764 951 786 (20) (3) Net charge to the income statement (22,467) (10,188) (15,270) 121 47 45

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Financial Report Galicia Seguros´s commercial activity began in 1996 as a member of the Galicia Group. Provides insurance solutions for individuals, SMEs, large companies and the agricultural sector. Its commitment is reflected in a wide network of marketing channels that facilitate access to coverage adapted to the needs of each client.

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Ps.9,270 million Net income for the year +22% vs. 2022 ROE 47.96% -239 bp vs. 2022 Combined Ratio 139.81% +5,171 bp vs. 2022 815 3,544 Employees Polices In thousands 47 Clients In thousands Ps.4,043 million Net income for the quarter +103% vs. 4Q 2022 ROE 58.03% +784 bp vs. 4Q 2022 Combined Ratio 199.64% +10,787 bp vs. 4Q 2022 1,905 Highlights Sura As of the fourth quarter of 2023, Sudamerica Holding consolidates with Sura Argentina.

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Income Statement In millions of pesos, except otherwise noted 2023 2022 Variation 12M 12M % Earned premium 91,521 69,419 32 Incurred claims (25,941) (12,226) 112 Withdrawals (198) (249) (20) Life annuities (78) (97) (20) Acquisition and general expenses (36,172) (29,596) 22 Other income and expenses (37,594) (545) 6,798 Underwriting income (8,462) 26,706 (132) Interest income 8,101 29,839 (73) Net results from financial instruments (11,600) (20,281) (43) Gold and foreign currency quotation differences 54,442 14 N/A Other operating income 8,909 2,740 225 Net operating income 51,390 39,018 32 Personnel expenses (17,412) (11,534) 51 Administrative expenses (9,171) (5,236) 75 Depreciations and devaluations of assets (1,278) (1,715) (25) Other operating expenses (50) (35) 43 Operating income 23,479 20,498 15 Results from the net monetary position (18,333) (6,080) 202 Results from associates and joint businesses 4,877 — N/A Income tax (753) (6,800) (89) Net income 9,270 7,618 22 Other comprehensive income 183 75 144 Total comprehensive income 9,453 7,693 23 48 Results for the fiscal year

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima 49 Profitability and efficiency Combined Ratio Efficiency Ratio ROA ROE 11.64% 17.35% 2023 2022 47.96% 50.35% 2023 2022 139.81% 88.10% 2023 2022 92.51% 78.46% 2023 2022

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

Income Statement

In millions of pesos, except otherwise noted		2023	2022	Variation (%)	
	4Q	3Q	4Q	vs. 3Q23	vs. 4Q22
Earned premium	41,799	16,203	17,329	158	141
Incurred claims	(17,101)	(2,942)	(2,850)	481	500
Withdrawals	(51)	(44)	(103)	16	(50)
Life annuities	(17)	(18)	(20)	(6)	(15)
Acquisition and general expenses	(13,878)	(7,276)	(7,238)	91	92
Other income and expenses	(37,049)	(197)	(186)	N/A	N/A
Underwriting income	**(26,297)**	**5,726**	**6,932**	**(559)**	**(479)**
Interest income	(4,806)	4,086	5,916	(218)	(181)
Net results from financial instruments	(9,676)	(194)	(1,953)	4,888	395
Gold and foreign currency quotation differences	54,316	43	5	N/A	N/A
Other operating income	4,989	2,257	470	121	961
Net operating income	**18,526**	**11,918**	**11,370**	**55**	**63**
Personnel expenses	(9,576)	(2,665)	(3,611)	259	165
Administrative expenses	(5,527)	(1,414)	(1,588)	291	248
Depreciations and devaluations of assets	(180)	(191)	(317)	(6)	(43)
Other operating expenses	(20)	1	(31)	(2,100)	(35)
Operating income	**3,223**	**7,649**	**5,823**	**(58)**	**(45)**
Results from the net monetary position	(8,917)	(4,493)	(1,907)	98	368
Results from associates and joint businesses	4,877	—	—	—	—
Income tax	4,860	(2,100)	(1,928)	(331)	(352)
Net income	**4,043**	**1,056**	**1,988**	**283**	**103**
Other comprehensive income	181	(22)	(9)	(923)	(2,111)
Total comprehensive income	**4,224**	**1,034**	**1,979**	**309**	**113**

50

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima 51 Profitability and efficiency Combined ratio Efficiency ratio ROA ROE 8.39% 9.35% 17.64% 4Q 2023 3Q 2023 4Q 2022 58.03% 23.12% 50.19% 4Q 2023 3Q 2023 4Q 2022 199.64% 90.97% 91.77% 4Q 2023 3Q 2023 4Q 2022 124.20% 78.55% 76.47% 4Q 2023 3Q 2023 4Q 2022

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 4Q 3Q 4Q vs. 3Q23 vs. 4Q22 Assets Cash and due from banks 4,506 385 40 1,070 N/A Debt securities 69,021 1,249 361 5,426 N/A Net loans and other financing — 23 19 (100) (100) Other financial assets 32,739 23,117 22,287 42 47 Property, bank premises, equipment 2,623 834 1,289 215 103 Intangible assets 8,524 838 230 917 3,606 Assets for insurance contracts 90,347 14,123 15,359 540 488 Other non-financial assets 27,962 3,557 3,028 686 823 Total assets 235,722 44,126 42,613 434 453 Liabilities Liabilities for insurance contracts 163,293 14,127 15,925 1,056 925 Other non-financial liabilities 44,313 11,143 10,373 298 327 Total liabilities 207,606 25,270 26,298 722 689 Shareholders' equity 28,116 18,856 16,315 49 72 52 Selected financial information

Financial Report Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Since 1958, Fondos Fima has been managing mutual funds distributed by Galicia through its multiple channels and other agents.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Highlights

Ps.24,701 million
Net income for the year
+30% vs. 2022

Ps.3,484
Assets under management
In billions
+44% vs. 4Q 2022

11.2%
Market share
+50 bp vs. 4Q 2022

Ps.4,754 million
Net income for the quarter
-2% vs. 4Q 2022

32
Employees

14
Assets under management

54

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Income Statement In millions of pesos, except otherwise noted 2023 2022 Variation 12M 12M % Net interest income — 274 (100) Net results from financial instruments 21,256 7,218 194 Gold and foreign currency quotation differences 130 37 251 Other operating income 46,747 38,475 21 Net operating income 68,133 46,004 48 Personnel and administrative expenses (3,299) (3,603) (8) Other operating expenses (3,741) (2,516) 49 Operating income 61,093 39,885 53 Results from the net monetary position (17,722) (7,564) 134 Income tax (18,670) (13,247) 41 Net income 24,701 19,074 30 55 Results for the fiscal year

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Income Statement In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 4Q 3Q 4Q vs. 3Q23 vs. 4Q22 Net interest income — — 172 N/A (100) Net results from financial instruments 8,455 4,764 2,345 77 261 Gold and foreign currency quotation differences 76 27 15 181 407 Other operating income 11,984 11,560 10,219 4 17 Net operating income 20,515 16,351 12,751 25 61 Personnel and administrative expenses (937) (750) (911) 25 3 Other operating expenses (1,130) (903) (701) 25 61 Operating income 18,448 14,698 11,139 26 66 Results from the net monetary position (7,166) (5,462) (1,895) 31 278 Income tax (6,528) (4,130) (4,404) 58 48 Net income 4,754 5,106 4,840 (7) (2) 56 Results for the quarter

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Mutual fund In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 4Q 3Q 4Q vs. 3Q23 vs. 4Q22 Fima Premium 2,880,466 2,252,761 1,940,895 28 48 Fima Ahorro Pesos 59,509 73,901 88,393 (19) (33) Fima Ahorro Plus 99,933 90,388 161,119 11 (38) Fima Capital Plus 224,334 130,307 100,251 72 124 Fima Renta en Pesos 81,130 46,753 59,389 74 37 Fima Renta Plus 55,316 26,304 25,859 110 114 Fima Abierto Pymes 6,798 6,104 4,478 11 52 Fima Acciones 28,374 27,195 11,874 4 139 Fima PB Acciones 16,308 16,693 8,041 (2) 103 Fima Mix I 18,612 13,841 8,427 34 121 Fima Mix II 4,212 2,645 439 59 859 Fima Renta Acciones Latinoamerica 530 313 346 69 53 Fima Renta Fija Internacional 4,757 3,250 3,550 46 34 Fima Sustentable ESG 3,661 2,647 862 38 325 Total assets under management 3,483,940 2,693,102 2,413,923 29 44 57 Assets under management

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2023 2022 Variation (%) 4Q 3Q 4Q vs. 3Q23 vs. 4Q22 Assets Cash and due from banks 4,139 4,035 3,622 3 14 Debt securities — 129 — (100) — Other financial assets 24,636 18,435 15,816 34 56 Other non-financial assets 1 20 — (95) — Total assets 28,776 22,619 22,723 27 27 Liabilities Other non-financial liabilities 9,539 8,138 8,227 17 16 Total liabilities 9,539 8,138 8,227 17 16 Shareholders' equity 19,237 14,481 14,496 33 33 58 Selected financial information

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Relevant information

Negotiable obligations

On January 11, 2024, Banco Galicia issued the Class XIII Negotiable Obligations for Ps.24,727 million, maturing in 6 months and with an interest rate of Badlar +2.0%.

On February 5, 2024, Naranja X issued the Class LXI Negotiable Obligations for Ps.35,000 million, maturing in 12 months and with an interest rate of Badlar +3.5%.

59

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Credits with a differential rate to producers who trace the carbon footprint of their crops. With the aim of contributing to the promotion of sustainable agricultural practices, Banco Galicia joined the CNH industrial ecosystem to award green credits to producers who comply with the non-overlapping of layers. The program consists of offering financial incentives to producers who apply for the CNH Capital license, in order to promote the technological development of producers, according to their contribution to mitigating the environmental effect of their activity. The Galicia Forest continues to grow In 2023, Banco Galicia expanded the Galicia Forest, a project that promotes the restoration of the degraded ecosystem and strengthens the bond between people and nature. More than 2,500 specimens of native trees were planted next to Eco House and Bayka. This action made it possible to offset 7,577 tons of CO2. First certification to Grupo Galicia from the SGA Grupo Galicia certified its Environmental Management System (EMS) under the ISO 14001:2015 standard to reduce its impact on the environment. IDB, portfolio decarbonization Banco Galicia launched the Project together with IDB Invest to design a strategic Sustainable Finance plan to walk the path towards decarbonization. The objectives of this project were climate portfolio analysis, taxonomy update, KPI design, GHG measurement and monitoring, implementation of TCFD recommendations and establishment of reduction goals for NetZero. ESG 60

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima 61 Global net foreign currency position. Contact position Effective between October 13, 2023 and December 6, 2023, the Argentine Central Bank provided, through communication “A” 7891, that financial entities will not be able to increase the daily currency spot position without their prior consent. Foreign currency with respect to the level recorded by the entity at the close of October 12, 2023. Through communication “A” 7910, the Argentine Central Bank established that, effective between December 7 and 31, the daily cash position of foreign currency may not exceed the lowest that arises from comparing the level recorded on October 12 and December 6, 2023. For the same dates, it establishes that entities may cover the daily cash position, up to zero, with LEDIVs, which for this purpose may be computed in this position and/or national public securities in foreign currency or linked to the evolution of that currency. Financing to the non-financial public sector The Argentine Central Bank provided, through communication “A” 7921, that national government securities that are acquired by primary subscription and that have liquidity options sold by the Argentine Central Bank on them, will be excluded from the credit limits provided for in the regulations on " Financing to the non-financial public sector". Interest rates The Argentina Central Bank, in its communication “A” 7922, established, effective as of December 19, 2023, to modify the rates of the following impositions and financing: • Fixed-term deposits from individuals: 110% TNA. • Fixed-term deposits not included in the previous point: 110% TNA. • Deposits with early cancellation option in Purchasing Value Units ("UVA"): this will be freely agreed upon. Regulatory changes

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Combined ratio: (acquisition and general expenses + personnel expenses + administrative expenses + depreciations and devaluations of assets + incurred claims + other income and expenses) / (earned premiums + withdrawals + life annuities). Cost of risk: loan-loss provisions / average financing. Coverage: (allowance for loan losses + provisions for unused balances of credit-cards and overdrafts and guarantees granted) / non-accrual financing. Digital customers: number of customers with login in digital channels in the last 30 days. Financial margin: (net interest income + net result from financial instruments + foreign currency quotation differences + underwriting income from insurance business + certain items included in other operating income -other financial income- and expenses -contribution to the deposit insurance fund, other financial expenses and turnover tax on financial income-) / average balance of interest- earning assets. Non-accrual portfolio: includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible. NPL ratio: non-accrual portfolio / total financing. ROA: net income attributable to the company on average assets. ROE: net income attributable to the company on average shareholders’ equity. 62 Glossary and additional information Efficiency ratio: (personnel expenses + administrative expenses + depreciation and devaluations of assets) / (divided by net interest income plus net fee income + net result from financial instruments + foreign currency quotation differences + insurance premiums earned + certain items included in other operating income -other financial income, fees from bundles of products, rental of safe deposits boxes and other fee income- and expenses -contribution to the deposit insurance fund, other financial expenses, other fee- related expenses and turnover tax on financial income and fees- + result from the net monetary position).

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Inflation, exchange rate and interest rates 2023 2022 2Q 1Q 4Q 3Q 2Q Consumer price index (IPC) (1) 3,533.1922 2,304.9242 1709.6115 1381.1601 1134.5875 Consumer price index (IPC) (%) 53.29 34.82 23.78 21.73 17.29 Wholesale price index (IPIM) (%) (2) 84.07 38.75 23.08 19.73 18.21 Acquisition value unit (UVA) (3) 463.4 337.84 272.76 218.27 185.03 Exchange rate (Ps./US$) (4) 808.48 350.01 256.68 208.99 177.13 Badlar (5) (quartely averages) 124.25 103.46 85.97 70.09 69.18 (1) Published by the INDEC (National Institute of Statistics) (2) Internal Wholesale Price Index. Source: INDEC (National Institute of Statistics and Censuses of the Argentine Republic). (3) Private banks’ 30-day time deposits rate for amounts over Ps.1 million. (4) Argentine Central Bank reference exchange rate Communication “A” 3500. On the last business day of each period. (5) Argentine Central Bank reference rate for time deposits greater than one million pesos from private banks. 63

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Contact us www.gfgsa.com +54 11 6329 4881 inversores@gfgsa.com asg@gfgsa.com web Phone e-mail